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Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

September 16, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendment No. 1 to Draft Registration Statement on Form 10 for Otis Worldwide Corporation: Confidential Submission

Ladies and Gentlemen:

On behalf of our client, Otis Worldwide Corporation (“Otis”), a Delaware corporation and a wholly owned subsidiary of United Technologies Corporation (“UTC”), we are submitting confidentially to the U.S. Securities and Exchange Commission Amendment No. 1 to a draft registration statement on Form 10, which was initially confidentially submitted to the U.S. Securities and Exchange Commission on August 9, 2019 (the “Draft Registration Statement”), for the registration of Otis’ common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with UTC’s planned distribution of all of the outstanding shares of Otis common stock to UTC’s shareowners (the “Otis Spin-Off”).  The Otis Spin-Off is part of UTC’s plan, announced in November 2018, to separate into three independent, publicly traded companies.

U.S. Securities and Exchange Commission
September 16, 2019

Otis confirms that it will file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.  While subject to change, Otis currently anticipates requesting effectiveness of its registration statement on Form 10 in March 2020 and filing an amendment to the Draft Registration Statement publicly in February 2020.

Pursuant to the Division of Corporation Finance’s announcement dated June 29, 2017, and supplemented August 17, 2017, titled “Draft Registration Statement Processing Procedures Expanded,” Otis has not included audited financial statements for 2016 or unaudited pro forma financial statements for 2018 in the Draft Registration Statement.  Otis reasonably expects that audited financial statements for 2016 and unaudited pro forma financial statements for 2018 will not be required at the time the registration statement is publicly filed because, at that time, Otis will include audited financial statements for 2019 and unaudited pro forma financial statements for 2019, which are not yet available and therefore not included in the Draft Registration Statement.

If you have any questions regarding this confidential submission or need any hard copies of the submission, please contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee at (212) 403-1155 or EJLee@wlrk.com or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Ted Perrault, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz